BB 3/28

SECU 06009053 SION

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AB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LaSalle Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 2110
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Wallace (312) 895-7454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, William J. Lillwitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28th day of February, 2006.

Signature

President
Title

Notary Public

"OFFICIAL SEAL"
ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT
OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To The Members
LaSalle Capital, LLC
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of LaSalle Capital, LLC as of December 31, 2005, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle Capital, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 28, 2006

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash in bank	$ 508,682
Receivables from brokers, dealers and clearing organizations	262,684
Securities owned, at market	430,340
Deposits with clearing organization	210,000
Other assets	57,330
Total assets	$ 1,469,036

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Payable to brokers, dealers and clearing organizations	$ 44,774
Securities sold, not yet purchased- at market	262,371
Accounts payable and accrued liabilities	516,009
Total liabilities	823,154
Members' Capital	645,882
Total liabilities and members' capital	$ 1,469,036

The accompanying notes to the financial statements are an integral part of this statement.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		
Specialist trading	$ 3,255,970	
Dividend income	17,840	
Total revenue		$ 3,273,810
Expenses		
Brokerage and commissions	465,519	
Communications and quote services	223,408	
Exchange dues and fees	787,511	
Compensation and related benefits	1,089,817	
Professional fees	90,276	
Occupancy and equipment rental	61,354	
Other operating expenses	203,286	
Total expenses		2,921,171
Net income		$ 352,639

The accompanying notes to the financial statements are an integral part of this statement.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

		Members' Capital
Balance, January 1, 2005	$	250,000
Add: Member capital contributions		503,312
Add: Net income for the year ended December 31, 2005		352,639
Less: Withdrawals of capital		(460,069)
Balance, December 31, 2005	$	645,882

The accompanying notes are an integral part of this statement.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From (To) Operating Activities		
Net income	$ 352,639	
(Increase) Decrease in:		
Receivables from brokers, dealers and clearing organizations	(262,684)	
Securities owned, at market	(430,340)	
Deposits with clearing organizations	(210,000)	
Other assets	(57,330)	
Increase (Decrease) in:		
Payable to brokers, dealers and clearing organizations	44,774	
Securities sold, not yet purchased – at Market	262,371	
Accounts payable and accrued expenses	516,009	
Net cash from (to) operating activities		$ 215,439
Cash Flows Provided by (Used In) Financing Activities:		
Member capital contribution	503,312	
Member capital withdrawals	(460,069)	
Net cash flows provided by (used in) financing activities		43,243
Net increase (decrease) in cash		258,682
Cash at beginning of year		250,000
Cash at end of year		$ 508,682

Supplemental Information:

Interest expense paid during the year ended December 31, 2005 was:	$ 254
Income taxes paid during the year ended December 31, 2005 were:	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 ORGANIZATION

Description of the Company

LaSalle Capital, LLC, "the Company", is an Illinois Limited Liability Company formed on February 25, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange, Inc. The Company operates as an Exchange specialist.

The Company should continue in existence until it is terminated in accordance with either the provisions of the Operating Agreement or the Illinois Limited Liability Company Act.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by LaSalle Capital, LLC (the Company) in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The Company's financial statements are prepared in accordance with accounting principals generally accepted in the United States of America and require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments and contractual commitments and other matters that affect the reported amounts and disclosures of contingencies in the statements may vary from actual results.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Financial Instruments

Securities positions are recorded on the trade date. Equity securities are stated at the last reported sales price or upon the closing exchange settlement prices as of the last business day of the reporting period. The difference between cost and market value on securities is reflected in income on trade date.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision of credit has been made for Federal income taxes, as the Company's income is directly taxable to the individual members.

Company Expenses

The Company is responsible for all Exchange membership fees, membership leases and all trading fees as well as general administrative expenses such as office rent, equipment, and bookkeeping services and for fees for attorneys, auditors and tax preparation.

NOTE 3 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company operates as a Specialist on the Chicago Stock Exchange. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had adjusted net capital and net capital requirements of $588,552 and $100,000 respectively. The net capital rule may effectively restrict the payment of member distributions.

The Company is a member of National Securities Clearing Corporation (NSCC). Membership in NSCC requires that the Company maintains net capital of $500,000 in excess of the minimum requirement.

NOTE 5 TRADING ACTIVITIES

The Company engages in proprietary trading of securities, acting as a specialist. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis as specified by the Chicago Stock Exchange.

NOTE 5 TRADING ACTIVITIES (Continued)

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Managing Member.

Securities owned at December 31, 2005 consisted of the following:

	Market Value
Common stock and equity securities	$ 430,340

Securities sold, not yet purchased at December 31, 2005 consist of the following:

Common stocks and equity securities	$ 262,371

The results of the trading activities as of December 31, 2005 are summarized in the following below:

Common stock and equity securities	$ 3,255,970

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER LaSalle Capital, LLC as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 645,882	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			645,882	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 645,882	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 57,330	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460]		3580		
	number of items [3470]				
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. *Total deductions and/or charges*			(57,330)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 588,552	3640
9.	*Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):*				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. *Trading and investment securities:*				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 588,552	3750

OMIT PENNIES

Memo: Haircuts on Positions	Amount
Regular	$ 87,769
Undue concentration	11,135
Total	$ 98,904

There are no material modifications between the above audited computation of net capital and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER LaSalle Capital, LLC as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	34,401	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	488,552	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	536,951	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	516,009	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	516,009	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	88	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	88	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

There are no material modifications between the above audited computation of aggregate indebtedness and the Company's corresponding unaudited filing.

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

LASALLE CAPITAL, LLC

Computation of Reserve Requirements
Pursuant to Rule 15c3-3
Year Ended December 31, 2005

NOT APPLICABLE

Possession or Control of Securities
Pursuant to Rule 15c3-3
Year Ended December 31, 2005

NOT APPLICABLE

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
LaSalle Capital, LLC

In planning and performing my audit of the financial statements of LaSalle Capital, LLC for the year ended December 31, 2005 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LaSalle Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is not subject to the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 because it conducts a business with only those who are members of an Exchange. I did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry accounts for customers or perform custodial functions relating to customer securities and has no procedures relating thereto.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 28, 2006